Exhibit 99.1

The9 Posts Record Quarterly Profit; Expects Sequential Growth Through 2026

Digital asset gains power record quarter; AI-powered game creation platform the9bit surpasses 8 million registered users

Hong Kong — July 27, 2026 — The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), a global diversified high-tech company, today reported net income of US$23 million for the three months ended March 31, 2026, delivering the strongest quarter in the Company’s history since its 2004 IPO. The result reflects substantial digital asset-related income, accelerating adoption of the9bit, and the continued build-out of the Company’s cryptocurrency operations and digital asset holdings.

Digital Asset-Related Income and Token Allocation

First-quarter net income was driven primarily by the receipt of 1.425 billion 9BIT tokens during the period, measured at fair value based on observable market prices on digital asset trading platforms including KuCoin, MEXC and BingX.

An additional 475 million 9BIT tokens were received in April 2026 and will be reflected in second-quarter results, bringing the Company’s total allocation to approximately 1.9 billion tokens under its cooperation agreement with the 9BIT Foundation, an independent crypto foundation established in Panama.

The Company accounts for its digital assets in accordance with applicable US GAAP. Its unaudited financial information for the three months ended March 31, 2026, has been reviewed by The9’s independent auditors under applicable standards.

As of the date of this release, the Company’s total cryptocurrency holdings, including BTC and 9BIT, are valued at approximately US$110 million based on quoted market prices. This estimate is provided for reference only and may not reflect realizable value.

the9bit Platform Growth

The9’s AI-powered game creation platform, the9bit, has scaled rapidly since its August 2025 launch, surpassing 8 million registered users who have created more than 110,000 games using its proprietary AI-assisted tools. By enabling creators to transform ideas and digital assets into playable games, the9bit lowers development barriers and expands the Company’s content offerings.

Advancing the9bit as an AI-Native Game Operating System

The9 is developing the9bit into an AI-native production operating system for interactive entertainment. At its center is a proprietary, model-agnostic orchestration layer that integrates AI agents, foundation models and development workflows into a unified platform — a capability the Company believes represents the9bit’s core competitive advantage, independent of any single foundation model. In each project, an AI producer agent transforms a single natural-language prompt into a structured development plan and autonomously directs a distributed workforce of over 60 specialized AI agents across the full production pipeline, designed to enable playable interactive experiences in as little as 10 minutes. The Company expects this advantage to compound over time, as every production cycle generates proprietary data that further strengthens the platform’s intelligence layer.

Incentive Plan

The Board of Directors has approved a long-term incentive plan under which senior management will be eligible to receive equity awards representing up to 12% of the Company’s outstanding shares. Notably, the awards vest only if the Company achieves higher quarterly net income in each of the remaining three quarters of 2026 compared with the first quarter, reflecting management’s confidence that the Company’s profitability will continue to strengthen through the year. The awards are further subject to multi-year vesting conditions and a three-year lock-up period, reinforcing management’s commitment to sustained, long-term shareholder value creation.

About The9 Limited

The9 Limited (Nasdaq: NCTY) is a global, diversified high-tech company redefining how games are created, played, and monetized. Founded in 1999 and Nasdaq-listed since 2004, The9 brings over two decades of gaming heritage to its flagship platform the9bit, an AI-powered digital asset ecosystem built around AI game creation and the $9BIT token economy, where every participant can play, create, earn, and own a stake in its growth. Beyond the9bit, The9 continues to explore emerging opportunities across AI-empowered industries and the broader digital ecosystem, including an equity stake in AI-driven drug discovery company NYB, building a multi-engine business positioned at the frontier of AI and the new economy, reshaping how value is created and shared.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “will”, “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see The9’s filings with the U.S. Securities and Exchange Commission. The9 undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Relations Contact

Ms. Jojo Su

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 6108-6080

Email: IR@corp.the9.com

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for per share data, or otherwise noted.)

	Three months ended March 31,
	2025	2026	2026
	RMB	RMB	US$
			(Note 1)
Revenues:
Cryptocurrency mining revenue	21,447	4,622	670
Online game services and other revenues from third party	15,509	3,932	570
Online game services and other revenues from related party	-	4,287	621

Total net revenues	36,956	12,841	1,861
Cost of cryptocurrency mining	(25,894)	(6,483)	(940)
Cost of online game services and other revenues from third party	(9,152)	(1,996)	(289)
Cost of online game services and other revenues from related party	-	(1,842)	(267)
Total cost	(35,046)	(10,321)	(1,496)

Gross profit	1,910	2,520	365

Operating income (expenses):
Product development	(147)	(3,567)	(517)
Sales and marketing	(165)	(4,816)	(698)
General and administrative	(33,194)	(32,417)	(4,699)
Realized gain on exchange cryptocurrencies	12,106	7,584	1,099
Fair value change on cryptocurrencies	(39,675)	(68,647)	(9,952)
Total operating expenses	(61,075)	(101,863)	(14,767)

Loss from operations	(59,165)	(99,343)	(14,402)

Impairment on other investments	(555)	-	-
Interest expenses	(2,224)	(11,548)	(1,674)
Gain (loss) on fair value of derivative	(3,254)	2,155	312
Gain on extinguishment of convertible notes	-	377	55
Gain on extinguishment of debt	-	2,940	426
Changes in fair value on other investments	(230)	(12)	(2)
Cryptocurrency reward	-	188,623	27,345
Fair value change on 9BIT tokens	-	70,778	10,262
Other income, net	450	213	32
Foreign transaction exchange gain	232	1,434	208
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(64,746)	155,617	22,562
Income tax expense	-	-	-
Share of gain in equity method investments	301	-	-
Net income (loss)	(64,445)	155,617	22,562
Net income (loss) attributable to noncontrolling interest	1,793	(1,150)	(167)
Net income (loss) attributable to The9 Limited ordinary shareholders	(66,238)	156,767	22,729
Other comprehensive income (loss):
Currency translation adjustments	(152)	(4)	(1)
Total comprehensive income (loss)	(64,597)	155,613	22,561
Comprehensive income (loss) attributable to:
Noncontrolling interest	1,793	(1,150)	(167)
The9 Limited	(66,390)	156,763	22,728
Net income (loss) per share attributable to The9 Limited ordinary shareholders:
- Basic and diluted	(0.04)	0.05	0.01

Weighted average number of shares outstanding
- Basic and diluted	1,667,504	3,129,745	3,129,745

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE9 LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for share data, or otherwise noted.)

	As of December 31, 2025	As of Mar 31, 2026	As of Mar 31, 2026
	RMB	RMB	US$
		(UNAUDITED)	(UNAUDITED)
			(Note 1)
Assets
Current Assets:
Cash and cash equivalents	58,489	16,252	2,356
Accounts receivable, net of allowance for credit losses	3,782	5,851	848
Accounts receivable-related party	6,284	8,312	1,205
Prepayments and other current assets, net of allowance for credit losses	19,543	20,444	2,964
Prepayments and other current assets-related party	515	1,213	176
Advances to suppliers	1,620	3,281	476
Cryptocurrencies	13,673	7,095	1,029
Cryptocurrencies, restricted	238,533	156,001	22,615
Cryptocurrencies (9BIT Tokens)	-	259,401	37,605
Short term loan receivable-related party	-	1,105	160
Total current assets	342,439	478,955	69,434

Investments	171,558	171,546	24,869
Property, equipment and software, net	43,582	38,383	5,564
Operating lease right-of-use assets, net	11,836	10,839	1,571
Convertible notes receivable-related party	7,306	14,501	2,102
Intangible assets	15,801	14,934	2,165
Other long-lived assets, net	1,226	4,740	687
Total Assets	593,748	733,898	106,392

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	15,849	14,962	2,169
Accounts payable-related party	3,629	4,744	688
Other taxes payable	1,434	1,408	204
Advances from customers	5,924	5,997	869
Amounts due to related parties	9,658	9,658	1,400
Loan, net	174,476	138,374	20,060
Convertible notes	48,152	54,528	7,905
Conversion feature derivative liability	24,589	22,009	3,191
Interest payables	3,941	4,738	687
Accrued expense and other current liabilities	49,809	49,580	7,187
Current portion of operating lease liabilities	4,189	4,237	614
Deferred revenue	1,635	2,317	336
Put option liability	112	112	16
Total current liabilities	343,397	312,664	45,326
Non-current portion of operating lease liabilities	7,815	6,786	984
Total Liabilities	351,212	319,450	46,310

Ordinary shares contingently redeemable	72,699	72,699	10,539
Equity
Class A ordinary shares (US$0.01 par value; 43,000,000,000 shares authorized, 4,504,052,678 and 4,518,342,878 shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively)	317,358	318,338	46,149
Class B ordinary shares (US$0.01 par value; 6,000,000,000 shares authorized, 63,607,334 and 63,607,334 shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively)	4,533	4,533	657
Additional paid-in capital	4,706,242	4,721,561	684,483
Statutory reserves	7,327	7,327	1,062
Accumulated other comprehensive loss	(11,924)	(11,928)	(1,729)
Accumulated deficit	(4,832,656)	(4,675,889)	(677,862)
The9 Limited shareholders' equity	190,880	363,942	52,760
Noncontrolling interest	(21,043)	(22,193)	(3,217)
Total equity	169,837	341,749	49,543
TOTAL LIABILITIES AND EQUITY	593,748	733,898	106,392

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THREE MONTHS ENDED MARCH 31, 2025 AND 2026

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for share data, or otherwise noted.)

	Three months ended March 31,
	2025	2026
	RMB	RMB	US$
Cash flows from operating activities:
Net income(loss)	(64,445)	155,617	22,562
Adjustments for reconcile net income (loss) to net cash used in operating activities:
Loss (Gain) on disposal of property, equipment and software	14	1	-
Amortization of deferred loan costs	414	1,038	151
Conversion of interest of convertible debt into ordinary shares	(257)	-	-
Share-based compensation expenses	9,855	14,219	2,061
Share of loss in equity method investments	(301)	-	-
Changes in fair value on other investments	230	12	2
Impairment on other investments	555	-	-
(Gain) loss from change in fair value of conversion feature derivative, option assets and liabilities	3,254	(2,155)	(313)
Depreciation and amortization of property, equipment and software	4,496	5,026	729
Foreign currency exchange gain	(232)	(1,434)	(208)
Gain on extinguishment of debt	-	(2,940)	(426)
Non-cash interest expense on convertible notes	1,088	9,586	1,390
Amortization of intangible assets	-	867	126
Gain on extinguishment of convertible notes	-	(377)	(55)
Non-cash lease expense	1,113	997	145
Cryptocurrency mining revenue	(21,447)	(4,622)	(670)
Receipt of USDC and USDT from exchange of other cryptocurrencies	(12,488)	-	-
Receipt of USDC from operating activities	-	(257)	(38)
Realized gain on sale/exchange of cryptocurrencies	(12,106)	(7,584)	(1,099)
Change in fair value of cryptocurrency	39,675	(2,131)	(309)
Payment of default deficit	-	3,597	522
Receipt of 9bit from operating activities	-	(188,623)	(27,345)
Payment in cryptocurrencies for operating activities	13,724	5,428	787
Sale of cryptocurrencies for cash	10,447	-	-
Interest expense	863	1,418	206
Sale of cryptocurrencies for other cryptocurrencies	13,114	-	-
Change in accounts receivable	(5,375)	(4,099)	(594)
Change in advance to suppliers	(100)	(1,661)	(241)
Change in prepayments and other current assets	5,205	(1,427)	(207)
Change in other long-lived assets	(8,987)	(3,514)	(510)
Change in Operating lease right-of-use assets	(2,189)	-	-
Change in accounts payable	4,257	225	33
Change in amounts due from related parties	2,312	(10,119)	(1,467)
Change in other taxes payable	221	(26)	(4)
Change in advances from customers	(75)	756	110
Change in accrued expenses and other current liabilities	9,651	(229)	(33)
Change in Operating lease liabilities	1,052	(979)	(143)
Net cash used in operating activities	(6,462)	(33,390)	(4,838)

Cash flows from investing activities
Loan to a related party	-	(8,073)	(1,170)
Proceeds from disposal of property, equipment and software	89	-	-
		-	-
Net cash provided by (used in) investing activities	89	(8,073)	(1,170)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	21,472	-	-
Repayments of BTC Mortgage loan	(16,334)	-	-
Net cash provided by (used in) financing activities	5,138	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	935	(774)	(115)
Net change in cash and cash equivalents	(300)	(42,237)	(6,123)
Cash and cash equivalents, beginning of year	10,911	58,489	8,479
Cash and cash equivalents, end of year	10,611	16,252	2,356

Supplemental disclosure of cash flow information:

Interest paid	-	-	-
Income taxes paid	-	-	-

Non-cash investing and financing activities:
Loan payment in exchange for cryptocurrencies	-	9,891	1,434
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,114	-	-
Conversion of convertible notes into ordinary shares	-	2,080	301
Settlement of L2 T6 Loan in USBT	-	25,307	3,669

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THREE MONTHS ENDED MARCH 31, 2026

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), including number of shares)

	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 limited	Noncontrolling interest	Total Shareholder Equity (deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2026	4,567,660	321,891	4,706,242	7,327	(11,924)	(4,832,656)	190,880	(21,043)	169,837
Net income	-	-	-	-	-	156,767	156,767	(1,150)	155,617
Currency translation adjustments	-	-	-	-	(4)	-	(4)	-	(4)
Cancellation of ordinary shares	(4,457)	(320)	320	-	-	-		-	-
Share-based compensation	-	-	14,219	-	-	-	14,219	-	14,219
Conversion of convertible debt into ordinary shares	18,748	1,300	780	-	-	-	2,080	-	2,080
Balance as of March 31, 2026	4,581,950	322,871	4,721,561	7,327	(11,928)	(4,675,889)	363,942	(22,193)	341,749
Balance as of March 31, 2026 (US$ except share data)	4,581,950	46,806	684,483	1,062	(1,729)	(677,862)	52,760	(3,217)	49,543

THE9 LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 – Organization and Nature of Operations

The accompanying unaudited condensed consolidated financial statements include the financial statements of The9 Limited (“The9”), incorporated in the Cayman Islands, its subsidiaries, the consolidated variable interest entity (the “VIE”), and the subsidiaries of the VIE (collectively, the “Group,” the “Company,” “we,” “our,” or “us”). The Group is primarily engaged in the operation of cryptocurrency mining, and, since the second half of 2024, has reentered the online gaming business in mainland China through business cooperation with various gaming companies.

There have been no material changes to the Group’s principal subsidiaries or VIE structure during the three months ended March 31, 2026.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all information and footnotes required by the U.S. GAAP for complete annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the Company’s financial position as of March 31, 2026, and its results of operations and comprehensive income (loss), changes in equity, and cash flows for the periods presented have been included. Operating results for the three months ended March 31, 2026 are not necessarily indicative of results for the year ending December 31, 2026.

The condensed consolidated balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements as of that date, but does not include all disclosures required by U.S. GAAP for complete annual financial statements.

These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in its Annual Report on Form 20-F for the year ended December 31, 2025. The accounting policies applied are consistent with those used in the Company’s most recent audited annual financial statements, with no material changes during the period.

Note 3 – Convenience Translation

The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.8980, representing the noon buying rate on the last trading day of March 2026 (March 31, 2026), as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 4 – Variable Interest Entity

The Group is the primary beneficiary of its VIE, Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT” or the “VIE”), which was designed to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC. Through contractual arrangements between the Group’s subsidiary, Huiling Computer Technology Consulting (Shanghai) Co. Ltd. (“Huiling”, a wholly-owned foreign enterprise, the “WOFE”), and Shanghai IT’s shareholders, the Group has (1) the power to direct the activities of the VIE that most significantly affect its economic performance, and (2) the right to receive benefits from the VIE that could potentially be significant to the VIE. Accordingly, the Group has consolidated the VIE pursuant to ASC 810, Consolidation. There have been no changes to the contractual arrangements, the Group’s control conclusion, or identified risks and uncertainties related to the VIE structure during the three months ended March 31, 2026. For a full description of the contractual arrangements and associated risks, see Note 5 to the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025.

The VIE’s assets are not used as collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Note 5 – Investments

The Group’s investments, accounted for under the equity method and cost method, are more fully described in Note 11 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. There have been no material changes in the composition, carrying value, or impairment assessment of the Group’s investment portfolio during the three months ended March 31, 2026.

Note 6 – Call Option Assets

As of December 31, 2025 and March 31, 2026, the Group’s call option assets, related to its equity interest in Kuaijin, were carried at a fair value of nil. There have been no changes in the terms of the call option or reassessment triggering a change in fair value during the three months ended March 31, 2026.

Note 7 – Cryptocurrencies

The Group holds digital assets, including Bitcoin (“BTC”) and 9BIT tokens, which are accounted for in accordance with applicable U.S. GAAP.

During the three months ended March 31, 2026, the Group received 1,425,000,000 9BIT tokens pursuant to a cooperation agreement with the 9BIT Foundation, an independent crypto foundation established in Panama, in connection with the Group’s AI-powered game creation platform, the9bit. the9bit started its operation in late 2025. It focuses on the Southeast Asia market for the time being, and will expand to other countries in the future.

According to the cooperation agreement, the9bit will utilize 9BIT as its platform token in a non-exclusive basis. Being the initial ecosystem contributor, the9bit will be rewarded a total of 1,900,000,000 9BIT tokens (1,425,000,000 tokens were received during the three months ended March 31, 2026 and 475,000,000 tokens were received subsequently in April 2026) by 9BIT Foundation for its contribution to the 9BlT ecosystem. the9bit does not have any obligation for how long it will utilize 9BIT as its platform token or whether it will utilize other tokens in the future. The Group recognized such cryptocurrency reward when it received 9BIT tokens in its wallet.

The tokens were measured at fair value based on observable market prices on digital asset trading platforms, including KuCoin, MEXC, and BingX, on which 9BIT tokens are listed. The initial receipt of RMB188,815 thousand (US$27,372 thousand) was recorded within other income as “Cryptocurrency reward.” The tokens are subsequently remeasured to fair value at each reporting date, with changes recognized in net income as “Fair value change on 9BIT tokens”.

9BIT Token roll-forward — three months ended March 31, 2026:

	Tokens	RMB (’000)	US$ (’000)
Balance at December 31, 2025	-	-	-
Tokens received	1,425,000,000	188,623	27,345
Fair value change	-	70,778	10,262
Balance at March 31, 2026	1,425,000,000	259,401	37,605

In addition to 9BIT tokens, the Group holds other cryptocurrencies, consisting primarily of Bitcoin (BTC), together with smaller holdings of Tether (USDT) and USD Coin (USDC). The following table presents the roll-forward of Cryptocurrencies and Cryptocurrencies, restricted (excluding 9BIT tokens, presented in a separate balance sheet line item, see above) for the three months ended March 31, 2026:

(RMB in thousands)	Amount
Balance at December 31, 2025	252,206
Receipt of cryptocurrencies from mining activities	4,622
Receipt of USDC from operating activities	257
Payment for operating activities	(5,428)
Repaid of BTC Mortgage borrowing	(22,366)
Interest expense	(1,418)
Payment of default deficit	(3,596)
Exchange gain or loss for RMB/USD translation	(118)
Realized gain on sale/exchange of cryptocurrencies	7,584
Fair value change on cryptocurrencies	(68,647)
Balance at March 31, 2026	163,096

See Note 22, Subsequent Events for additional 9BIT tokens received subsequent to March 31, 2026.

Note 8 – Put Option Liabilities

The Group’s remaining put option liability relates to its equity interest in Shenma, as more fully described in Note 17 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. The put option liability was RMB112 thousand (US$16 thousand) as of both December 31, 2025 and March 31, 2026, with no significant change in fair value recognized during the three months ended March 31, 2026.

Note 9 – Leases

The Group has operating leases primarily for office space, parking lots, and warehouse space. Balances related to operating leases as of March 31, 2026 were as follows:

	December 31, 2025	March 31, 2026
Operating lease right-of-use assets (RMB ’000)	11,836	10,839
Operating lease liabilities – current (RMB ’000)	4,189	4,237
Operating lease liabilities – non-current (RMB ’000)	7,815	6,786

Operating lease cost recognized for the three months ended March 31, 2026 was RMB1,133 thousand (US$164 thousand), compared to RMB1,199 thousand for the three months ended March 31, 2025. There have been no new leases entered into, material modifications, or terminations during the three months ended March 31, 2026, and no changes to the weighted-average discount rate or remaining lease term materially different from that disclosed as of December 31, 2025 (4.65%). The weighted average remaining lease term (in years) are 2.95 years as of December 31, 2025 and 2.70 years as of March 31, 2026.

Note 10 – Taxation

The Group is subject to income taxation in the Cayman Islands, Hong Kong, Singapore, the PRC, and the United States, as more fully described in Note 19 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. There have been no changes to the Group’s tax jurisdictions, statutory rates, or preferential tax qualifications during the three months ended March 31, 2026.

No income tax expense was recorded for the three months ended March 31, 2026, notwithstanding net income of RMB156,767 thousand for the period. This net income was primarily attributable to the receipt and fair value remeasurement of 9BIT tokens by a Group subsidiary incorporated in Hong Kong. Hong Kong operates a territorial system of taxation, under which profits tax applies only to profits arising in or derived from Hong Kong. This subsidiary maintains no office, employees, or operations in Hong Kong and holds only a registered address through a registered agent. Accordingly, and consistent with the Group’s Hong Kong subsidiaries not having historically derived assessable profits in Hong Kong (as disclosed in Note 19 to the Group’s audited annual financial statements), management has concluded that no Hong Kong income tax is applicable to this income.

Note 11 – Loan

The loan balance decreased from RMB174,476 thousand (US$25,300 thousand) as of December 31, 2025 to RMB138,374 thousand (US$20,060 thousand) as of March 31, 2026, primarily reflecting the following activity during the three months ended March 31, 2026:

In February 2026, the Group received the first batch of five default notices under Loan Agreement #2, stating that an Event of Default had occurred under loan tranches #3, #4, #5, #6, and #7 due to a diminution in the value of pledged collateral. Pursuant to these notices, the Group transferred 0.5 million USDT to the lender to cure the default deficit for tranches #3, #4, #5, #6, and #7. In mid-February 2026, the Group received a second batch of five default notices and transferred US$0.9 million to cure the default deficit under tranches #3, #4, #5, and #7. The Group did not cure the deficit under tranche #6; instead, the Group terminated that loan tranche, with a principal amount of approximately US$3.6 million plus accrued interest, and forfeited its right to receive the pledged collateral of 48 BTC in full settlement.

As of March 31, 2026, the remaining loan balance under Loan Agreement #2 remains outstanding under the terms described above and in the Group’s audited consolidated financial statements as of and for the year ended December 31, 2025.

Note 12 – Convertible Notes

As of March 31, 2026, the Group had the following convertible notes outstanding, both bearing 6% interest per annum and convertible into ADSs at the lower of 90% of the average 5-day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice:

	March 31, 2026 Principal (RMB ’000)	March 31, 2026 Accrued Interest (RMB ’000)
February 2025 $3,300,000 Note, due February 27, 2026(on April 14, 2026, the maturity date for this Note is extended until September 5, 2026)	11,883	3,484
September 2025 $8,800,000 Note, due September 22, 2026	42,645	18,525
Total	54,528	22,009

The following table presents the roll-forward of convertible notes, net of unamortized discount, for the three months ended March 31, 2026:

(RMB in thousands)	Amount
Balance at January 1, 2026	48,152
Issuance of convertible notes, face value	-
Amortization of debt discount	8,486
Conversion	(1,963)
Exchange rate change on notes’ face value	(147)
Balance at March 31, 2026	54,528

The fair value of the conversion option embedded in each note is estimated using the Black-Scholes option pricing model. Key assumptions used as of March 31, 2026 were: (1) dividend yield of 0%; (2) expected volatility of 78.18%-78.39%; (3) risk-free interest rate of 3.71%-3.72%; (4) expected life of 0.43-0.48 years; and (5) estimated fair value of the Group’s ADSs of $4.93 per share.

Note 13 – Warrants

The Group has issued warrants to purchase Class A ordinary shares in connection with various financing transactions completed between 2021 and September 2025, as more fully described in Note 24 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. These warrants are classified as equity, with no remeasurement subsequent to initial recognition. There were no new warrant issuances, exercises, cancellations, or expirations during the three months ended March 31, 2026.

Note 14 – Fair Value Measurement

	Level 1	Level 2	Level 3	Total (RMB ’000)	Total (US$ ’000)
Assets
Cryptocurrencies	7,095	-	-	7,095	1,029
Cryptocurrencies, restricted	156,001	-	-	156,001	22,615
Cryptocurrencies (9BIT Tokens)	259,401	-	-	259,401	37,605
Total assets	422,497	-	-	422,497	61,249
Liabilities
Conversion Feature Derivative Liability	-	-	22,009	22,009	3,191
Put option liabilities	-	-	112	112	16
Total liabilities	-	-	22,121	22,121	3,207

There have been no changes to the Group’s valuation techniques or significant unobservable inputs for Level 3 items during the three months ended March 31, 2026.

Note 15 – Share-Based Compensation

The Group’s share-based compensation arrangements are more fully described in Note 28 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. The increase in Class A ordinary shares outstanding during the three months ended March 31, 2026 reflects the scheduled vesting of restricted shares previously granted and disclosed in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025. No new share-based awards were authorized or granted during the three months ended March 31, 2026.

Share-based compensation expense recognized for the three months ended March 31, 2026 was RMB14,219 thousand (US$1,982 thousand), compared to RMB9,855 thousand for the three months ended March 31, 2025.

As of March 31, 2026, there was approximately RMB 141,595 thousand (US$20,527 thousand) of unrecognized compensation cost related to non-vested restricted shares, expected to be recognized over a weighted-average period of approximately 1.41 years.

Note 16 – Related Party Transactions and Balances

Convertible notes receivable – related party (NYB)

The Group’s convertible notes receivable from Nanyang Biologics (“NYB”), a related party, increased from RMB7,306 thousand at December 31, 2025 to RMB14,501 thousand (US$2,102 thousand) at March 31, 2026, reflecting the closing of the Second NYB Convertible Note Agreement in January 2026, pursuant to which the Group funded an additional US$1,000,000 principal amount under substantially similar terms as the original agreement, plus accrued interest during the period.

Loan receivable – related party

Transactions with Shanghai ZSHX

Shanghai Zhong Shun Heng Xin Network Science and Technology Co., Ltd. (“Shanghai ZSHX”), the 49% noncontrolling interest holder of the Group’s Shanghai joint venture, received online gaming revenue on behalf of the Group through its provision of a payment channel. For the three months ended March 31, 2026, revenue – related party amounted to RMB4,287 thousand (US$621 thousand) and cost – related party amounted to RMB1,842 thousand (US$267 thousand). As of March 31, 2026, accounts receivable – related party amounted to RMB8,312 thousand (US$1,205 thousand), prepayments and other current assets – related party amounted to RMB1,213 thousand (US$176 thousand), and accounts payable – related party amounted to RMB4,744 thousand (US$688 thousand).

Note 17 – (Loss) Income Per Share

Basic and diluted net income (loss) per share is calculated as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2026
Net (loss) income attributable to The9 Limited ordinary shareholders (RMB ’000)	(66,238)	156,767
Weighted-average shares outstanding – basic and diluted (’000)	1,667,504	3,129,745
Net (loss) income per share – basic and diluted	$(0.04)	$0.05

Potential ordinary shares, including warrants, convertible notes, unvested shares, and contingently redeemable shares, were excluded from the calculation of diluted net income (loss) per share for both periods presented, as their effect would have been antidilutive. As a result, weighted-average shares outstanding and net income (loss) per share are presented on a combined basic and diluted basis for both periods.

Note 18 – Noncontrolling Interest

	RMB (’000)	US$ (’000)
Noncontrolling interest at December 31, 2025	(21,043)	(3,050)
Net loss attributable to noncontrolling interest	(1,150)	(167)
Noncontrolling interest at March 31, 2026	(22,193)	(3,217)

Note 19 – Ordinary Shares Contingently Redeemable

As of March 31, 2026, ordinary shares contingently redeemable of RMB72,699 thousand (US$10,539 thousand) relate solely to 417,880,500 shares issued to Shenma Limited as consideration for the Group’s investment in Shenma, which remain subject to Shenma’s right to force redemption or repurchase. There has been no change in this balance or in the terms of Shenma’s redemption right during the three months ended March 31, 2026.

Note 20 – Commitments and Contingencies

Contingencies

The Group is involved in the following legal proceedings, each carried forward from the Group’s audited consolidated financial statements as of and for the year ended December 31, 2025:

•	Skychain Technologies Inc.: the Group holds a summary judgment of CAD 2 million and is pursuing enforcement. Skychain’s appeal was rejected by the court in April 2023.

•

Hashland Inc.: the Group’s breach-of-hosting-agreement claim is pending in Texas state court. Based on the latest court hearing, the Group has obtained a default judgment against all defendants. The Group will continue to pursue for the enforcement of the judgment..

•

LGHSTR Ltd. and affiliates: the Group withdrew its Shanghai court filing in October 2025 and initiated arbitration with the Hong Kong International Arbitration Center. As of the date of this report, the parties have engaged arbitrators for the next procedure as required by the Hong Kong International Arbitration Center.

Other than the foregoing, the Group is not currently a party to any material legal or administrative proceedings.

Note 21 – Segment Reporting

The Group has two reportable segments, each evaluated separately by the Chief Executive Officer (“CEO”), who serves as the Group’s Chief Operating Decision Maker (“CODM”): Cryptocurrency Mining and Online Game Services. The CODM uses segment revenue, significant segment expenses, and segment profit or loss to assess performance and allocate resources. There have been no changes to the identification of the Group’s reportable segments or the measure of segment profit or loss used by the CODM during the three months ended March 31, 2026.

The following table presents segment revenue and segment loss for the three months ended March 31, 2026 and 2025:

(RMB in thousands)	Cryptocurrency Mining	Online Game Services	Total
Three months ended March 31, 2026
Revenue	4,622	8,219	12,841
Less: Cost of revenue	(6,483)	(3,838)	(10,321)
Product development	—	(3,567)	(3,567)
Sales and marketing	—	(4,816)	(4,816)
General and administrative	(2,822)	(29,595)	(32,417)
Realized gain on exchange cryptocurrencies	7,584	—	7,584
Fair value change on cryptocurrencies	(68,647)	—	(68,647)
Segment income (loss)	(65,746)	(33,597)	(99,343)

Three months ended March 31, 2025
Revenue	21,447	15,509	36,956
Less: Cost of revenue	(25,894)	(9,152)	(35,046)
Product development	—	(147)	(147)
Sales and marketing	—	(165)	(165)
General and administrative	(4,199)	(28,995)	(33,194)
Realized gain on exchange cryptocurrencies	12,106	—	12,106
Fair value change on cryptocurrencies	(39,675)	—	(39,675)
Segment income (loss)	(36,215)	(22,950)	(59,165)

A reconciliation of segment income (loss) to the Group’s consolidated net income (loss) is as follows:

(RMB in thousands)	Three months ended March 31, 2026	Three months ended March 31, 2025
Total segment income (loss)	(99,343)	(59,165)
Corporate and unallocated items, including:
Cryptocurrency reward (9BIT tokens)	188,623	—
Fair value change on 9BIT tokens	70,778	—
Interest expense	(11,548)	(2,224)
Gain (loss) on fair value of derivative	2,155	(3,254)
Gain on extinguishment of convertible notes	377	—
Gain on extinguishment of debt	2,940	—
Other items, net	2,785	(1,595)
Net income (loss)	156,767	(66,238)

The following table presents segment assets as of March 31, 2026:

(RMB in thousands)	Cryptocurrency Mining	Online Game Services	Total
Prepayments and other current assets	1,116	20,541	21,657
Cryptocurrencies	163,096	259,401	422,497
Property, equipment and software, net	36,530	1,853	38,383
Total assets	225,553	508,345	733,898

Depreciation and amortization expenses by segment for the three months ended March 31, 2026 and 2025 are as follows:

(RMB in thousands)	Cryptocurrency Mining	Online Game Services	Total
Three months ended March 31, 2026	4,993	34	5,026
Three months ended March 31, 2025	4,481	15	4,496

Note 22 – Subsequent Events

In April 2026, the Group received an additional 475,000,000 9BIT tokens pursuant to its cooperation agreement with the 9BIT Foundation, bringing the Group’s total token allocation under the agreement to approximately 1.9 billion tokens. As of the date of this report, the Group’s total cryptocurrency holdings, including BTC and 9BIT tokens, were valued at approximately US$110 million based on quoted market prices; this estimate is provided for reference only and may not reflect realizable value.

The Group has evaluated events occurring after March 31, 2026 through July 27, 2026 and, other than as described above, has determined there were no material subsequent events requiring disclosure.